UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Pitney Bowes Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

724479100

(CUSIP Number)

KURTIS J. WOLF

HESTIA CAPITAL MANAGEMENT, LLC

175 Brickyard Road, Suite 200

Adams Township, Pennsylvania 16046

(724) 687-7842

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HELIOS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,517,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,517,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,517,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,967,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,967,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,967,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 724479100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Hestia Capital, Helios and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,450,000 Shares beneficially owned by Hestia Capital is approximately $15,589,347, including brokerage commission. The aggregate purchase price of the 8,517,000 Shares beneficially owned by Helios is approximately $27,181,669, including brokerage commission. The aggregate purchase price of the 483,000 Shares held in the SMAs is approximately $2,017,220, including brokerage commission.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 12, 2022, the Reporting Persons issued a press release (the “Press Release”) announcing their intent to overhaul the Board, following years of value destruction under the Board’s Chairman, Michael Roth, and the Issuer’s Chief Executive Officer, Marc B. Lautenbach, by nominating a majority slate of director candidates to the Board, including a highly-qualified proposed interim Chief Executive Officer. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 174,004,015 shares outstanding as of October 25, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

A.	Hestia Capital
(a)	As of the date hereof, Hestia Capital beneficially owned 3,450,000 Shares.

Percentage: 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,450,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,450,000
(c)	Hestia Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.
B.	Helios
(a)	As of the date hereof, Helios beneficially owned 8,517,000 Shares.

Percentage: Approximately 4.9%

7

CUSIP No. 724479100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,517,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,517,000
(c)	The transactions in the Shares by Helios since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Hestia Partners GP
(a)	As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the (i) 3,450,000 Shares beneficially owned by Hestia Capital and the (ii) 8,517,000 Shares beneficially owned by Helios.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,967,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,967,000
(c)	Hestia Partners GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Helios since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Hestia LLC
(a)	As of the date hereof, 483,000 Shares were held in SMAs. As the investment manager of each of Hestia Capital and Helios, Hestia LLC may be deemed the beneficial owner of the (i) 3,450,000 Shares beneficially owned by Hestia Capital and (ii) 8,517,000 Shares beneficially owned by Helios.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,450,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,450,000
(c)	Hestia LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Helios since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Kurtis J. Wolf
(a)	As the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 3,450,000 Shares beneficially owned by Hestia Capital, (ii) 8,517,000 Shares beneficially owned by Helios and (iii) 483,000 Shares held in SMAs.

Percentage: Approximately 7.2%

8

CUSIP No. 724479100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,450,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,450,000
(c)	Mr. Wolf has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Helios since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.	Material to be Filed as Exhibits.
99.1	Press Release, dated December 12, 2022.

9

CUSIP No. 724479100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2022

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Helios I, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Partners GP, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf

10

CUSIP No. 724479100

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased	Price ($)	Date of Purchase

HELIOS I, LP

Purchase of Common Stock	175,000	3.7025	11/21/2022
Purchase of Common Stock	100,000	3.6851	11/23/2022
Purchase of Common Stock	70,000	3.8823	12/05/2022
Purchase of Common Stock	75,000	3.8128	12/06/2022
Purchase of Common Stock	30,000	4.2500	12/12/2022